SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2019
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Director

Notice of the 37th Annual General Meeting of Shareholders

Notice of the Annual General Meeting of Shareholders

March 11, 2019

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 29, 2019 as described below.

At the Annual General Meeting, six items will be reported, including the Business Report for the 37th Fiscal Year. For Shareholders’ approval, five additional items will be submitted, including the financial statements for the 37th Fiscal Year.

Shareholders holding KT’s common shares as of December 31, 2018 will be entitled to vote at the 37th Annual General Meeting of Shareholders.

I look forward to your participation.

Chang-Gyu Hwang

Chief Executive Officer

•	Date and Time: Friday, March 29, 2019 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2018

Matters to be Reported

Business Report for the 37th Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Code (Approval and Public Notice of Financial statements, etc.), KT’s 37th annual report is as follows:

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On a separate basis, KT’s operating revenue was recorded as KRW 17,356.5 billion in 2018, representing an increase of 2.3% year-over-year based on growth of core business areas. KT’s operating income was recorded as KRW 951.6 billion with net income of KRW 561.2 billion.

In 2018, KT focused on enhancing subscriber quality of core businesses under the stabilized competitive environment in the Korean telecommunication industry. Brief highlights of major business models and KT’s preparation for the 5G Era are described below.

For the wireless segment, revenue decreased by 3.8% YoY due to regulatory pressure to offer maximum discounts rates of 25% to mobile subscribers who elect not to receive handset subsidies. Negative impact was minimized through the introduction of innovative monthly rate plans: Data ON, Roaming ON, and Y24 ON. Data ON attracted additional customers by offering simplified rate plans with additional benefits. Roaming ON reduced fee burden associated with international roaming services by matching with respective domestic rates; Y24 ON has been a driving force in the securing next generation of customers by providing tailored data offerings for customers who are age 24 and under. The portfolio of monthly rate plans has met demands of a wide-spectrum of customer groups. As a result, an upward trend in both total number of subscribers and customers’ preference for higher pricing plans mitigated wireless revenue decline for the period.

For the fixed-line segment, KT maintained a strong market leadership status in a broadband market with a 41% domestic market share. Since the launch of the first nationwide GiGA Internet in October 2014, KT continues to outperform its peers in terms of innovation by introducing the first 10GiGA internet in November 2018. The of GiGA internet subscribers has maintained an upward trend and has reached 56% of total broadband subscribers. As GiGA subscribers are expected to contribute to higher service revenue, KT will continue its efforts to migrate its subscriber base to GiGA. Despite a steady level of revenue for the period with -0.03% YoY, broadband business is expected to grow with a creation of a virtuous cycle of enhanced service and higher service revenue.

For our IPTV business, the proportion of users with higher pricing plans increased due to enhancements to our service offerings. Improvement was primarily achieved through the launch of AI Speaker GiGA Genie as an IPTV set-top box. GiGA Genie has provided our customers with a new level of positive experience, such as shopping for items on IPTV through using voice communication. As of December 31, 2018, GiGA Genie owned the most AI speaker subscribers domestically with approximately 1.39 million users. By providing better quality of service to market, KT was successful in both attracting users to higher pricing plans and generating additional revenues from IPTV. As a result, our IPTV business experienced a revenue growth of 14.3% YoY.

In 2019, KT expects to lead the 5G era by leveraging the following three competitive advantages. First, KT provided the World’s first demonstration of a 5G trial service in the Pyeongchang Olympics in which successful testing of various technologies – 360° VR, Time Slice, Omni Point View, and Sync View – were conducted. Second, KT secured the 3.5GHz 100MHz and 28GHz 800MHz spectrums in a government-hosted 5G spectrum auction. Acquisition of wide and stable 5G spectrum has enable us to achieve continuous delivery of high-quality services to our valuable customers. Finally, KT owns eight edge stations domestically. Nationwide 5G edge stations will lower latency by processing data at those stations in lieu of directing data traffic to and from main data processing centers located in Seoul. In addition to these competitive factors, KT plans to continue its efforts to generate additional synergies with its affiliated subsidiaries to lead the upcoming 5G era in both domestic and global markets.

Subscribers of Major Services					(unit: 1,000)
	Mobile	Broadband	IPTV	PSTN	VoIP
Dec 2018	21,120	8,729	7,851	11,637	3,355
Dec 2017	20,015	8,758	7,472	12,201	3,409

Report on Evaluation Results of Management Performance for Year 2018

The Evaluation and Compensation Committee has reviewed management’s performance in 2018 and will report the evaluation results at the Annual General Shareholders’ Meeting on March 29, 2019.

The following table summarizes the KPI and evaluation results for CEO’s short-term performance in 2018.

	Annual KPI	Weight	Score
Quantitative KPI	- KT Service Revenue - Core Business Revenue - KT Operating Profit	65	64.36
Qualitative KPI	- Overcoming Limitations of Both Core and Growth Businesses - Boosting Innovations of Future Growth Business - Enhancing Corporate Responsibility as the National Leading Company	35	30.50

Total		100	94.86

*	No incentive payment if scored below 70

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment are reported as follows:

* Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

•	Key Points of Executives Compensation Program

KT’s Executives Compensation program is designed to reward both managements’ short-term and long-term performances. The Company believes it is important to maintain a balanced incentive program that encourages management not only to achieve short-term performance, but also to strive for the Company’s long-term value enhancement. KT operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Outside Directors in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration are reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

•	Executives Compensation Components

The remuneration for executive officers consists of annual salary, short-term performance-based incentives, long-term performance-based incentives, severance payment, and etc.

The annual salary, which is comprised of base salary and payment for responsibility of office, shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

The amount of short-term performance-based incentives - offered in cash - is in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows:

•	CEO’s incentive: 0~180% of base salary

•	Inside directors’ incentives (excluding CEO): 0~140% of base salary

The amount of long-term performance-based incentives - offered in the form of stock grant, with a lock-up period of three years - is in accordance with TSR (Total Shareholder’s Return) and Group EBITDA. Specific payment schemes of long-term incentives are as follows:

•	CEO’s incentive: 0~180% of base salary

•	Inside directors’ incentives (excluding CEO): 0~95% of base salary

Severance payment is calculated using the following formulas:

•	CEO = (average monthly salary) x (number of years in service) x (5)

•	Inside directors (excluding CEO) = (average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

•	Performance Criteria Elements

KT’s performance appraisal process begins with setting up of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall Company’s operational & financial goals and the ultimate goal of shareholders’ value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative and qualitative goals. These quantitative and qualitative goals are designed for a balanced achievement of both short-term improvement of Company’s profitability and long-term enhancement of Company’s competitiveness. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals. Weighted Key Performance Index (KPI) is provided to set and assess the annual performance appraisal. Please refer to “Report on Evaluation Results of Management Performance for Year 2018”, for the KPI of CEO’s short-term performance appraisal in 2018.

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution to enhance long-term financial and operational progress. Long-term performance-based incentives are offered in accordance with TSR (Total Shareholder Return) and Group EBITDA; each factor has a respective weight of 50%. TSR is calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for computations of TSR and Group EBITDA:

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Group EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization) = Operating profit + D&A

No long-term incentive will be offered if total scored is below 80.

•	Compensation for Outside Directors

Until February 2010, KT had no incentive-based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowance for activities to execute their respective duties. However, the BOD introduced a new compensation program for outside directors from March 2010, which consists of cash and stock grant at a ratio of three to one, where stock grant requires one year of lock-up period. The total remuneration for outside directors for 2018 was recorded at KRW 684 million. The stock grant will be offered in 2019.

•	Summary of Total Compensation for Directors

1) Summary of Total Compensation for Directors

(KRW millions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2016*	4,546	1,515	642	80	5,188
2017	3,471	1,157	684	86	4,155
2018	3,583	1,194	684	86	4,267

*	One of eight Outside Directors resigned in June 2016, but he was still counted for the calculation of average compensation for Outside Directors

2) Comparison between Total Compensation and Limit on Remuneration of Directors approved at Annual General Shareholders’ Meeting

(KRW millions)

Year	Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2016	5,188	5,900	87.9%
2017	4,155	6,500	63.9%
2018	4,267	6,500	65.6%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives, and provision for severance payment and allowance.

The limit on remuneration of Directors for the year 2019 was proposed at the BOD meeting on March 11, 2019. Information regarding the Limit on Remuneration of Directors for the year 2019 is described on Agenda Item No.5.

•	Share Ownership of Directors

Inside Directors could purchase KT shares from the market individually. In addition, Inside Directors are also rewarded with stock grants as long-term performance incentives according to TSR and Group EBITDA with a lock-up period of three years.

The following table shows Inside Director’s KT share ownership as of December 31, 2018:

Name	Number of Shares	Method of Purchase
Chang-Gyu Hwang	39,074	Stock Grant / Market Purchase
Hyeon Mo Ku	10,507	Stock Grant / Market Purchase
Seong-Mok Oh	14,978	Stock Grant / Market Purchase

Outside Directors are also rewarded with stock grant with a lock-up period of one year. Outside Directors’ current ownership of KT shares as of December 31, 2018 are as follows:

Name	Number of Shares	Method of Purchase
Do Kyun Song	2,031	Stock Grant
SangKyun Cha	6,827	Stock Grant / Market Purchase
Jong-Goo Kim	1,694	Stock Grant
Suk-Gwon Chang	1,694	Stock Grant
Il Im	399	Stock Grant
Gae-Min Lee	399	Stock Grant
Dae-you Kim	—	—
Gang-chul Lee	—	—

Report on Transactions with Major Stakeholders

Pursuant to Article 542-9 of the Commercial Code (Transaction with the major stakeholders, etc.) and its enforcement ordinance Article 35, such transaction for the period is reported below.

Background

The following transaction is our equity investment in an affiliated company, Next Connect PFV.

Summary of Transaction

1.	Counterparty: Next Connect PFV

2.	Purpose:

•	To revitalize a district of Seoul called Ja-yang 1st

•	Next Connect PFV has plans to establish hotel, office, or apartment on land which KT will make payment-in-kind

3.	Subject:

•	KT owned properties within district with acquisition of respective amount of the Next Connect PFV shares

3.	Dates and Amounts of payment-in-kind:

•	The 1st Payment-in-kind: December 20, 2018 / KRW 360.9 billon

•	The 2nd Payment-in-kind: Plan to execute in FY 2019* / KRW 2.4 billion

(*subject to change upon business circumstances, including license approval)

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2018. As of the record date, the number of KT’s total shares issued was 261,111,808 shares, and the number of common shares entitled to exercise voting rights (excluding treasury shares) was 245,144,768 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 3, 4, and 5 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee (Agenda Item No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,354,343 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda No.  1

Approval of Financial Statements for the 37th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 37th fiscal year is requested.

The financial statements have been audited by an independent auditor and the Independent Auditor’s Report was filed with SEC as a 6-K on March 11, 2019.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)	Notes	December 31, 2018		December 31, 2017		January 1, 2017
Assets

Current assets
Cash and cash equivalents	4,5	~~W~~	2,703,422	~~W~~	1,928,182	~~W~~	2,900,311
Trade and other receivables, net	4,6		5,807,421		5,992,753		5,481,527
Other financial assets	4,7		994,781		972,631		720,555
Current income tax assets			4,046		9,030		2,079
Inventories, net	8		683,998		457,726		377,981
Current assets held for sale	10		13,035		7,230		—
Other current assets	9		1,687,549		304,860		311,135

Total current assets			11,894,252		9,672,412		9,793,588

Non-current assets
Trade and other receivables, net	4,6		842,995		828,831		709,011
Other financial assets	4,7		623,176		754,992		664,726
Property and equipment, net	11,21		13,068,257		13,562,319		14,312,111
Investment properties, net	12		1,091,084		1,189,531		1,148,044
Intangible assets, net	13		3,407,123		2,632,704		3,022,803
Investments in associates and joint ventures	14		272,407		279,431		284,075
Deferred income tax assets	31		443,641		703,524		697,558
Other non-current assets	9		545,895		107,166		106,099

Total non-current assets			20,294,578		20,058,498		20,944,427

Total assets		~~W~~	32,188,830	~~W~~	29,730,910	~~W~~	30,738,015

KT Corporation

Consolidated Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)	Notes	December 31, 2018		December 31, 2017		January 1, 2017
Liabilities

Current liabilities
Trade and other payables	4,15	~~W~~	7,007,515	~~W~~	7,426,089	~~W~~	7,141,726
Borrowings	4,16		1,368,481		1,573,474		1,820,001
Other financial liabilities	4,7		942		37,223		233
Current income tax liabilities			249,837		82,983		102,842
Provisions	17		111,461		78,172		96,485
Deferred income			52,878		17,906		35,617
Other current liabilities	9		596,590		258,315		285,301

Total current liabilities			9,387,704		9,474,162		9,482,205

Non-current liabilities
Trade and other payables	4,15		1,513,864		1,001,369		1,188,311
Borrowings	4,16		5,279,812		5,110,188		6,300,790
Other financial liabilities	4,7		163,454		149,267		108,431
Net defined benefit liabilities	18		561,269		395,079		378,404
Provisions	17		163,995		124,858		100,694
Deferred income			110,702		91,698		85,372
Deferred income tax liabilities	31		206,473		128,462		137,680
Other non-current liabilities	9		70,277		45,227		27,125

Total non-current liabilities			8,069,846		7,046,148		8,326,807

Total liabilities			17,457,550		16,520,310		17,809,012

Equity attribute to owners of the Controlling Company
Share capital	22		1,564,499		1,564,499		1,564,499
Share premium			1,440,258		1,440,258		1,440,258
Retained earnings	23		11,328,859		9,988,396		9,790,768
Accumulated other comprehensive income	24		50,158		30,985		(1,432)
Other components of equity	24		(1,181,083)		(1,205,302)		(1,217,934)

			13,202,691		11,818,836		11,576,159

Non-controlling interest			1,528,589		1,391,764		1,352,844

Total equity			14,731,280		13,210,600		12,929,003

Total liabilities and equity		~~W~~	32,188,830	~~W~~	29,730,910	~~W~~	30,738,015

The above consolidated financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2018 and 2017

(in millions of Korean won, except per share amounts)	Notes	2018		2017
Operating revenue	26	~~W~~	23,460,143	~~W~~	23,387,267
Operating expenses	28		22,198,621		22,011,981

Operating profit			1,261,522		1,375,286
Other income	29		215,998		287,388
Other expenses	29		319,895		573,549
Finance income	30		374,243		406,328
Finance costs	30		435,659		644,531
Share of net losses of associates and joint venture	14		(5,467)		(13,892)

Profit before income tax expense			1,090,742		837,030
Income tax expense	31		328,437		275,504

Profit for the year		~~W~~	762,305	~~W~~	561,526

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	688,464	~~W~~	476,744
Non-controlling interest:			73,841		84,782

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	32
Basic earnings per share		~~W~~	2,809	~~W~~	1,946
Diluted earnings per share			2,809		1,945

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017
Profit for the year		~~W~~	762,305	~~W~~	561,526

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(73,511)		(83,962)
Share of remeasurement loss of associates and joint ventures			(816)		(115)
Gain on valuation of equity instruments at fair value through other comprehensive income			43,077		—
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			734		—
Changes in value of available-for-sale financial assets			—		51,235
Other comprehensive income from available-for sale financial assets reclassified to profit or loss			—		(55,450)
Valuation gain on cash flow hedge			17,268		(111,083)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(44,279)		141,929
Share of other comprehensive income from associates and joint ventures			(41)		10,280
Exchange differences on translation of foreign operations			2,940		(21,122)

Total comprehensive income for the year		~~W~~	707,677	~~W~~	493,238

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	632,072	~~W~~	428,334
Non-controlling interest			75,605		64,904

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at December 31, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

Adjustments from prior years	45		—		—		134,224		—		—		134,224		—		134,224
Balance at January 1, 2017			1,564,499		1,440,258		9,790,768		(1,432)		(1,217,934)		11,576,159		1,352,844		12,929,003

Comprehensive income
Profit for the year			—		—		476,744		—		—		476,744		84,782		561,526
Changes in value of available-for-sale financial assets	4,7		—		—		—		(1,433)		—		(1,433)		(2,782)		(4,215)
Remeasurements of net defined benefit liability	18		—		—		(80,711)		—		—		(80,711)		(3,251)		(83,962)
Valuation gains on cash flow hedge	4,7		—		—		—		30,846		—		30,846		—		30,846
Share of other comprehensive income of associates and joint ventures			—		—		—		10,148		—		10,148		132		10,280
Share of loss on remeasurements of associates and joint ventures			—		—		(116)		—		—		(116)		1		(115)
Exchange differences on translation of foreign operations			—		—		—		(7,144)		—		(7,144)		(13,978)		(21,122)

Total comprehensive income for the year			—		—		395,917		32,417		—		428,334		64,904		493,238

Transactions with owners
Dividends paid by the Controlling Company			—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(47,162)		(47,162)
Changes in consolidation scope			—		—		—		—		—		—		250		250
Change in ownership interest in subsidiaries			—		—		—		—		5,441		5,441		21,242		26,683
Appropriations of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—		—		—
Others			—		—		—		—		4,879		4,879		(314)		4,565

Subtotal			—		—		(198,289)		—		12,632		(185,657)		(25,984)		(211,641)

Balance at December 31, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,988,396	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,818,836	~~W~~	1,391,764	~~W~~	13,210,600

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,988,396	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,818,836	~~W~~	1,391,764	~~W~~	13,210,600

Changes in accounting policy	43		—		—		956,704		17,741		—		974,445		77,128		1,051,573

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,945,100		48,726		(1,205,302)		12,793,281		1,468,892		14,262,173
Comprehensive income
Profit for the year			—		—		688,464		—		—		688,464		73,841		762,305
Remeasurements of net defined benefit liability	18		—		—		(61,449)		—		—		(61,449)		(12,062)		(73,511)
Share of loss on remeasurements of joint ventures and associates			—		—		(816)		—		—		(816)		—		(816)
Share of other comprehensive income of associates and joint ventures			—		—		—		(136)		—		(136)		95		(41)
Valuation loss on cash flow hedge	4,7		—		—		—		(27,011)		—		(27,011)		—		(27,011)
Gain(loss) on disposal of equity instruments at fair value through other comprehensive income	4,7		—		—		4,441		(4,441)		—		—		—		—
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		30,731		—		30,731		13,080		43,811
Exchange differences on translation of foreign operations			—		—		—		2,289		—		2,289		651		2,940

Total comprehensive income for the year			—		—		630,640		1,432		—		632,072		75,605		707,677

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Changes in consolidation scope			—		—		—		—		(1,803)		(1,803)		102		(1,701)
Change in ownership interest in subsidiaries			—		—		—		—		11,118		11,118		37,471		48,589
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Disposal of treasury stock			—		—		—		—		9,547		9,547		—		9,547
Others			—		—		262		—		3,311		3,573		54		3,627

Subtotal			—		—		(246,881)		—		24,219		(222,662)		(15,908)		(238,570)

Balance at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017
Cash flows from operating activities
Cash generated from operations	34	~~W~~	4,212,222	~~W~~	4,318,884
Interest paid			(304,428)		(252,405)
Interest received			242,951		93,769
Dividends received			14,074		10,843
Income tax paid			(154,355)		(293,342)

Net cash inflow from operating activities			4,010,464		3,877,749

Cash flows from investing activities
Collection of loans			64,023		55,190
Disposal of available-for-sale financial assets			—		146,429
Disposal of financial assets at fair value through profit or loss			397,224		—
Disposal of financial assets at amortized cost			255,290		—
Disposal of financial assets at fair value through other comprehensive income			2,474		—
Disposal of investments in associates and joint ventures			7,832		59,818
Disposal of assets held-for-sale			9,842		—
Disposal of current and non-current financial instruments			—		645,686
Disposal of property and equipment and investment properties			90,992		68,229
Disposal of intangible assets			20,037		22,680
Loans granted			(60,229)		(59,800)
Acquisition of available-for-sale financial assets			—		(89,027)
Acquisition of financial assets at fair value through profit or loss			(158,787)		—
Acquisition of financial assets at amortized cost			(248,789)		—
Acquisition of financial assets at fair value through other comprehensive income			(16,239)		—
Acquisition of investments in associates and joint ventures			(34,420)		(41,780)
Acquisition of current and non-current financial instruments			—		(1,231,917)
Acquisition of property and equipment and investment properties			(2,260,879)		(2,442,223)
Acquisition of intangible assets			(746,213)		(613,556)
Decrease in cash due to business combination, etc.			(26,288)		(2,974)

Net cash outflow from investing activities			(2,704,130)		(3,483,245)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

Cash flows from financing activities	35
Proceeds from borrowings			1,473,016		616,257
Settlement of derivative assets and liabilities, net			(3,461)		71,370
Cash inflow from consolidated equity transaction			—		27,261
Cash inflow from other financing activities			13,939		16,962
Repayments of borrowings			(1,612,731)		(1,780,174)
Dividends paid			(298,632)		(243,140)
Decrease in finance leases liabilities			(73,885)		(71,735)
Acquisition of treasury stock			(24,415)		—
Cash outflow from consolidated equity transaction			(5,506)		(300)

Net cash outflow from financing activities			(531,675)		(1,363,499)

Effect of exchange rate change on cash and cash equivalents			581		(3,134)

Net increase (decrease) in cash and cash equivalents			775,240		(972,129)
Cash and cash equivalents	5
Beginning of the year	5		1,928,182		2,900,311

End of the year		~~W~~	2,703,422	~~W~~	1,928,182

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 63 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2018 and 2017, are as follows:

			Controlling percentage ownership [1] (%)
Subsidiary	Type of Business	Location	December 31, 2018	December 31, 2017	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	91.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	—	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2]	Online music production and distribution	Korea	36.0%	42.5%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	—	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	—	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

			Controlling percentage ownership [1] (%)
Subsidiary	Type of Business	Location	December 31, 2018	December 31, 2017	Closing month
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
Next connect PFV	Residential building development and supply	Korea	100.0%	—	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	96.2%	94.3%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong Kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.9%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in Scope of Consolidation

Subsidiaries newly included in the consolidation during the year ended December 31, 2018:

Location	Name of Subsidiary	Reason
Korea	BC-VP Strategic Investment Fund No.1	Newly established
Korea	KT MOS Bukbu Co., Ltd.	Acquisition
Korea	KT MOS Nambu Co., Ltd.	Acquisition
Korea	Next connect PFV	Newly established
Thailand	Nasmedia Thailand Company Limited	Newly established

Subsidiaries excluded from the consolidation during the year ended December 31, 2018:

Location	Name of Subsidiary	Reason
Korea	KT New Business Fund No.1	Liquidated

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	December 31, 2018
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	124,064	~~W~~	28,217	~~W~~	65,169	~~W~~	(5,545)
KT Linkus Co., Ltd.		54,147		44,895		103,139		1,216
KT Submarine Co., Ltd.		130,715		27,530		61,278		(4,286)
KT Telecop Co., Ltd.		272,492		140,314		326,053		166
KT Hitel Co., Ltd.		272,708		66,043		278,888		657
KT Service Bukbu Co., Ltd.		30,599		23,964		195,779		(31)
KT Service Nambu Co., Ltd.		37,452		27,939		229,937		160
BC Card Co., Ltd. [1]		3,722,379		2,630,536		3,550,744		70,889
H&C Network [1]		245,841		63,188		294,267		(15,944)
Nasmedia Co., Ltd. [1]		303,112		161,164		106,607		20,596
KTDS Co., Ltd. [1]		148,675		95,834		434,013		8,586
KT M Hows Co., Ltd.		60,197		42,386		26,603		3,691
KT M&S Co., Ltd.		228,073		207,740		786,699		11,408
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		171,233		6,374
KT MOS Bukbu Co., Ltd.		14,121		10,571		16,524		(782)
KT MOS Nambu Co., Ltd.		14,313		8,927		14,899		(2,418)
KT Skylife Co., Ltd. [1]		816,001		149,841		690,821		52,010
KT Estate Inc. [1]		1,695,995		304,712		568,285		51,854
KTSB Data service		8,632		523		4,627		(9,576)
KT Sat Co., Ltd.		685,926		173,513		136,953		4,921
KT Sports Co., Ltd.		9,560		6,376		55,423		(154)
KT Music Contents Fund No.1		14,092		1,035		559		294
KT Music Contents Fund No.2		7,629		281		150		(142)
KT-Michigan Global Content Fund		12,741		—		869		(670)
Autopion Co., Ltd.		8,838		5,801		12,016		453
KT M mobile Co., Ltd.		146,334		35,335		172,296		(10,085)
KT Investment Co., Ltd. [1]		74,580		58,040		8,095		247
KTCS Corporation [1]		350,280		188,561		1,016,085		11,401
KTIS Corporation		229,246		68,997		450,826		7,900
Next connect PFV		385,769		34,370		143		(12,449)
Korea Telecom Japan Co., Ltd.[1]		1,326		2,910		1,930		(126)
Korea Telecom China Co., Ltd.		661		22		681		10
KT Dutch B.V.		31,693		41		191		105
Super iMax LLC		4,150		4,528		4,845		(424)
East Telecom LLC [1]		16,590		14,263		15,087		2,639
Korea Telecom America, Inc.		4,218		832		7,554		350
PT. KT Indonesia		8		—		—		—
KT Rwanda Networks Ltd. [2]		144,129		162,801		15,025		(29,238)
KT Belguium		90,172		1		—		(43)
KT ORS Belgium		6,709		5		—		(46)
KBTO sp.zo.o.		1,364		217		202		(3,771)
AOS Ltd. [2]		14,018		4,952		6,288		(680)
KT Hong Kong Telecommunications Co., Ltd.		3,616		2,143		9,990		351

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	December 31, 2017
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	115,125	~~W~~	18,937	~~W~~	67,337	~~W~~	2,112
KT Linkus Co., Ltd.		59,344		51,516		111,171		725
KT Submarine Co., Ltd.		142,797		34,056		73,738		8,243
KT Telecop Co., Ltd.		264,353		131,633		315,366		2,885
KT Hitel Co., Ltd.		258,240		52,943		227,631		3,225
KT Service Bukbu Co., Ltd.		29,281		22,096		194,621		688
KT Service Nambu Co., Ltd.		36,076		26,412		232,826		875
BC Card Co., Ltd. [1]		4,048,263		2,955,038		3,628,560		156,109
H&C Network [1]		273,856		65,446		277,603		16,104
Nasmedia Co., Ltd. [1]		315,967		188,197		120,275		26,676
KTDS Co., Ltd. [1]		144,922		93,343		458,862		11,584
KT M Hows Co., Ltd.		42,738		28,489		24,269		4,097
KT M&S Co., Ltd.		242,388		231,151		733,143		(9,707)
GENIE Music Corporation (KT Music Corporation)		139,686		48,512		155,642		(3,401)
KT Skylife Co., Ltd. [1]		792,893		210,550		685,822		57,314
KT Estate Inc. [1]		1,704,383		311,760		555,381		67,600
KTSB Data service		18,306		605		4,913		(1,651)
KT Sat Co., Ltd.		742,391		220,804		140,096		29,601
KT Sports Co., Ltd.		11,131		7,805		53,163		(199)
KT Music Contents Fund No.1		13,804		1,041		370		(499)
KT Music Contents Fund No.2		7,500		11		—		(11)
KT-Michigan Global Content Fund		14,575		147		159		(426)
Autopion Co., Ltd.		6,306		3,530		6,669		(618)
KT M mobile Co., Ltd.		93,601		21,453		157,592		(38,883)
KT Investment Co., Ltd. [1]		54,673		38,313		8,794		(619)
KTCS Corporation [1]		348,334		188,764		967,760		7,385
KTIS Corporation		223,818		62,569		438,131		8,337
Korea Telecom Japan Co., Ltd. [1]		1,554		2,788		1,910		536
Korea Telecom China Co., Ltd.		665		32		1,030		348
KT Dutch B.V.		30,312		50		206		169
Super iMax LLC		3,449		4,886		7,276		(4,584)
East Telecom LLC [1]		11,672		11,748		19,498		(9,118)
Korea Telecom America, Inc.		3,694		791		6,783		109
PT. KT Indonesia		8		—		—		(6)
KT Rwanda Networks Ltd. [2]		151,359		139,561		14,431		(22,762)
KT Belgium		86,455		8		—		(2)
KT ORS Belgium		1,769		14		—		(10)
KBTO sp.zo.o.		3,311		2,268		46		(3,456)
AOS Ltd. [2]		9,437		4,519		8,938		(682)
KT Hong Kong Telecommunications Co., Ltd.		2,578		1,497		7,304		494

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018, and the application has following impacts on the consolidated financial statements.

•	Amendment to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure each investment separately at fair value through profit or loss in accordance with Korean IFRS 1109. The amendment does not have a significant impact on the financial statements because the Group is not a venture capital organization.

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

The amendment to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and the list of evidence for a change of use in the standard was re-characterized as a non-exclusive list of example. The amendment does not have a significant impact on the financial statements.

•	Amendment to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Enactment of Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The enactment does not have a significant impact on the financial statements.

•	Korean IFRS 1109 Financial Instruments

The Group has applied Korean IFRS 1109 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings. See Note 43 for further details on the impact of the application of the standard.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Group has applied Korean IFRS 1115 Revenue from Contracts with Customers. In accordance with the transition provisions in Korean IFRS 1115, comparative figures have not been restated. The Group elected the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application. See Note 43 for further details on the impact of the application of the standard.

(2)	New standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below.

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases. The Group will apply the standards for annual periods beginning on or after January 1, 2019.

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The Group is analyzing the effects on the financial statements based on available information as at December 31, 2018 to identify effects on 2019 financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analysis is complete.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments are effective for plan amendments, curtailments and settlements occurring in reporting periods that begin on or after 1 January 2019.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. This Interpretation will be applied for annual periods beginning on or after January 1, 2019, and an entity can either restate the comparative financial statements retrospectively or recognize the cumulative effect of initially applying the Interpretation as an adjustment in the beginning balance at the date of initial application.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. These amendments will be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. These amendments will be applied to transactions in which an entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. These amendments will be applied for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. These amendments will be applied to borrowing costs incurred on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(c)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(d)	Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

(e)	Joint Arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 36). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(c)	Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(a)	Classification

From January 1, 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c)	Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 39.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.9	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.7 (c) for a description of the Group’s impairment policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.10	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.11	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.12	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.13	Investment Property

Investment property is a property held to earn rentals or for capital appreciation. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.14	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and business sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 - 6 years
Software	6 years
Industrial property rights	5 - 50 years
Frequency usage rights	5 - 10 years
Others[1]	2 - 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.15	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.16	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.17	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.18	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.19	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.20	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of following and recognized in the statement of financial position within ‘other financial liabilities’.

-	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments and

-	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

2.21	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.22	Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.23	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.24	Leases

(a)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(b)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.25	Share Capital

The Group classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Controlling Company.

2.26	Revenue Recognition

From January 1, 2018, the Group has applied Korean IFRS 1115 Revenue from Contracts with Customers.

(a)	Identifying performance obligations

The Group mainly provides telecommunication services and sells handsets. With the application of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and Revenue recognition

With the application of Korean IFRS 1115, the Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(c)	Incremental contract acquisition costs

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Group incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.27	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

The Group adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Group based on systematic and reasonable methods.

2.28	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval of Issuance of the Financial Statements

The consolidated financial statements 2018 were approved for issue by the Board of Directors on February 12, 2019 and are subject to change with the approval of shareholders at their Annual General Meeting.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Estimated Goodwill Impairment

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 39).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Group records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, golf club memberships and broadcast license, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

For remainder of Notes, please refer to the Independent Auditor’s Report filed with SEC as a 6-K on March 11, 2019.

KT Corporation

Separate Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)	Notes	December 31, 2018		December 31, 2017		January 1, 2017
Assets
Current assets
Cash and cash equivalents	4,5	~~W~~	1,779,745	~~W~~	1,166,402	~~W~~	1,602,397
Trade and other receivables, net	4,6		2,968,764		2,890,596		2,740,443
Other financial assets	4,7		75,401		54,774		289,613
Inventories, net	8		465,273		232,246		178,096
Current assets held for sale	13		—		2,772		—
Other current assets	9		1,572,436		183,060		190,812

Total current assets			6,861,619		4,529,850		5,001,361

Non-current assets
Trade and other receivables, net	4,6		766,316		735,671		622,045
Other financial assets	4,7		130,651		75,896		198,777
Property and equipment, net	10,20		10,864,398		11,375,047		11,961,193
Investment properties, net	11		600,624		633,851		662,985
Intangible assets, net	12		2,773,387		2,100,215		2,337,549
Investments in subsidiaries, associates and joint ventures	13		3,547,683		3,584,978		3,638,856
Deferred income tax assets	29		—		421,745		401,346
Other non-current assets	9		466,228		27,952		26,507

Total non-current assets			19,149,287		18,955,355		19,849,258

Total assets		~~W~~	26,010,906	~~W~~	23,485,205	~~W~~	24,850,619

KT Corporation

Separate Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)	Notes	December 31, 2018		December 31, 2017		January 1, 2017
Liabilities
Current liabilities
Trade and other payables	4,14	~~W~~	4,002,408	~~W~~	4,111,478	~~W~~	4,183,046
Borrowings	4,15		1,181,434		1,298,534		1,608,064
Other financial liabilities	4,7		—		33,106		—
Current income tax liabilities			182,548		14,104		36,655
Provisions	16		103,703		67,480		92,007
Deferred income			48,002		11,295		29,298
Other current liabilities	9		390,402		76,728		94,659

Total current liabilities			5,908,497		5,612,725		6,043,729

Non-current liabilities
Trade and other payables	4,14		1,460,062		958,189		1,135,738
Borrowings	4,15		5,132,103		4,914,400		5,960,983
Other financial liabilities	4,7		61,833		53,145		13,386
Net defined benefit liabilities	17		429,163		302,319		284,931
Provisions	16		111,982		93,920		92,388
Deferred income			105,241		85,713		79,416
Deferred income tax liabilities	29		29,116		—		—
Other non-current liabilities	9		61,181		19,492		21,305

Total non-current liabilities			7,390,681		6,427,178		7,588,147

Total liabilities			13,299,178		12,039,903		13,631,876

Equity
Share capital	21		1,564,499		1,564,499		1,564,499
Share premium			1,440,258		1,440,258		1,440,258
Retained earnings	22		10,740,042		9,478,730		9,290,428
Accumulated other comprehensive income	23		(11,251)		(1,502)		(32,091)
Other components of equity	23		(1,021,820)		(1,036,683)		(1,044,351)

Total equity			12,711,728		11,445,302		11,218,743

Total liabilities and equity		~~W~~	26,010,906	~~W~~	23,485,205	~~W~~	24,850,619

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2018 and 2017

(in millions of Korean won, except per share amounts)	Notes	2018		2017
Operating revenue	25	~~W~~	17,356,537	~~W~~	17,341,316
Operating expenses	26		16,404,913		16,389,155

Operating profit			951,624		952,161
Other income	27		367,783		390,253
Other expenses	27		379,797		505,973
Finance income	28		334,467		351,624
Finance costs	28		388,401		575,673

Profit before income tax			885,676		612,392
Income tax expense	29		324,452		149,124

Profit for the year		~~W~~	561,224	~~W~~	463,268

Earnings per share
Basic earnings per share	30	~~W~~	2,290	~~W~~	1,891
Diluted earnings per share	30		2,290		1,890

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017
Profit for the year		~~W~~	561,224	~~W~~	463,268

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		(42,959)		(76,677)
Loss on valuation of equity instruments at fair value through other comprehensive income			(1,587)		—
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	4,7		—		(5)
Changes in fair value of debt instruments measured at fair value through other comprehensive income	4		2,569		—
Valuation gain(loss) on cash flow hedges	4,7		16,360		(111,335)
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		(44,843)		141,929

Total other comprehensive loss		~~W~~	(70,460)	~~W~~	(46,088)

Total comprehensive income for the year		~~W~~	490,764	~~W~~	417,180

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at December 31, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

Adjustments from prior years	39		—		—		134,224		—		—		134,224
Balance at December 31, 2017			1,564,499		1,440,258		9,290,428		(32,091)		(1,044,351)		11,218,743

Comprehensive income
Profit for the year			—		—		463,268		—		—		463,268
Changes in value of available-for-sale financial assets	4		—		—		—		(5)		—		(5)
Remeasurements of the net defined benefit liability	17		—		—		(76,677)		—		—		(76,677)
Valuation gain on cash flow hedge			—		—		—		30,594		—		30,594

Total comprehensive income for the year			—		—		386,591		30,589		—		417,180

Transactions with equity holders
Dividends paid			—		—		(195,977)		—		—		(195,977)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—
Others			—		—		—		—		5,356		5,356

Balance at December 31, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,478,730	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,445,302

Balance at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,478,730	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,445,302

Changes in accounting policy	37		—		—		990,190		17,752		—		1,007,942
Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,468,920		16,250		(1,036,683)		12,453,244

Comprehensive income
Profit for the year			—		—		561,224		—		—		561,224
Gain on valuation of equity instruments at fair value through other comprehensive income	4		—		—		—		982		—		982
Remeasurements of the net defined benefit liability	17		—		—		(42,959)		—		—		(42,959)
Valuation loss on cash flow hedge	4		—		—		—		(28,483)		—		(28,483)

Total comprehensive income for the year			—		—		518,265		(27,501)		—		490,764

Transactions with equity holders
Dividends paid	31		—		—		(245,097)		—		—		(245,097)
Appropriation of retained earnings related to loss on disposal of treasury stock	22		—		—		(2,046)		—		2,046		—
Disposal of treasury stock			—		—		—		—		7,065		7,065
Others			—		—		—		—		5,752		5,752

Balance at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017
Cash flows from operating activities
Cash generated from operations	32	~~W~~	3,489,612	~~W~~	3,700,944
Interest paid			(288,461)		(242,098)
Interest received			204,310		63,147
Dividends received			182,805		139,448
Income tax paid			(28,966)		(182,800)

Net cash inflow from operating activities			3,559,300		3,478,641

Cash flows from investing activities
Collection of loans			60,168		52,317
Disposal of current financial instruments at amortized cost			2,060		—
Disposal of non-current financial instruments at amortized cost			2,520		—
Disposal of financial assets at fair value through profit or loss			2,199		—
Disposal of financial instruments			—		160,001
Disposal of available-for-sale financial assets			—		9,411
Disposal of Investments in subsidiaries, associates and joint ventures			4,875		60,168
Disposal of assets held for sale			2,742		—
Disposal of property and equipment			65,479		23,574
Disposal of intangible assets			9,560		17,626
Loans granted			(62,870)		(51,468)
Acquisition of current financial instruments at amortized cost			(290)		—
Acquisition of financial assets at fair value through profit or loss			(3,049)		—
Acquisition of financial assets at fair value through other comprehensive income			(16,239)		—
Acquisition of current financial instruments			—		(50,000)
Acquisition of available-for-sale financial assets			—		(3,776)
Acquisition of Investments in subsidiaries, associates and joint ventures			(61,116)		(80,145)
Acquisition of property and equipment			(1,990,108)		(2,211,867)
Acquisition of intangible assets			(623,134)		(537,340)

Net cash outflow from in investing activities			(2,607,203)		(2,611,499)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,330,899		444,348
Dividend paid			(245,097)		(195,977)
Repayments of borrowings and debentures			(1,322,537)		(1,551,268)
Settlement of derivative assets and liabilities, net			(3,461)		71,370
Acquisition of treasury stock			(24,415)		—
Decrease in finance leases liabilities			(73,873)		(71,575)

Net cash outflow from financing activities	33		(338,484)		(1,303,102)

Effect of exchange rate change on cash and cash equivalents			(270)		(35)

Net increase (decrease) in cash and cash equivalents			613,343		(435,995)
Cash and cash equivalents
Beginning of the year	5		1,166,402		1,602,397

End of the year	5	~~W~~	1,779,745	~~W~~	1,166,402

The above separate financial statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the separate statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018 and the application has following impacts on the separate financial statements.

-	Amendment to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure each investment separately at fair value through profit or loss in accordance with Korean IFRS 1109. The amendment does not have a significant impact on the financial statements because the Company is not a venture capital organization.

-	Amendment to Korean IFRS 1040 Transfers of Investment Property

The amendment to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and the list of evidence for a change of use in the standard was re-characterized as a non-exclusive list of example. The amendment does not have a significant impact on the financial statements.

-	Amendment to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendment does not have a significant impact on the financial statements.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

-	Enactment of Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The enactment does not have a significant impact on the financial statements.

-	Korean IFRS 1109 Financial Instruments

The Company has applied Korean IFRS 1109 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings. See Note 37 for further details on the impact of the application of the standard.

-	Korean IFRS 1115 Revenue from Contracts with Customers

The Company has applied Korean IFRS 1115 Revenue from Contracts with Customers. In accordance with the transition provisions in Korean IFRS 1115, comparative figures have not been restated. The Company elected the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application. See Note 37 for further details on the impact of the application of the standard.

(2)	New standards and interpretations not yet adopted by the Company

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Company are set out below.

-	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases. The Company will apply the standards for annual periods beginning on or after January 1, 2019.

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The Company is analyzing the effects on the financial statements based on available information as at December 31, 2018 to identify effects on 2019 financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analysis is complete.

-	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted.

-	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments are effective for plan amendments, curtailments and settlements occurring in reporting periods that begin on or after 1 January 2019.

-	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

-	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. This Interpretation will be applied for annual periods beginning on or after January 1, 2019, and an entity can either restate the comparative financial statements retrospectively or recognize the cumulative effect of initially applying the Interpretation as an adjustment in the beginning balance at the date of initial application.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

-	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. These amendments will be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. These amendments will be applied to transactions in which an entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. These amendments will be applied for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. These amendments will be applied to borrowing costs incurred on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Company are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Financial Assets

(a)	Classification

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and contract assets, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

-	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 36.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.7	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting for trade receivables and Note 2.5 (c) for a description of the Company’s impairment policies.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.10	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Life
Buildings		10 – 40 years
Structures		10 – 40 years
Telecommunications equipment		2 – 40 years
	Vehicles	4 years
Others	Tools	4 years
	Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.15	Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.16	Trade and other payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.18	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.19	Share-based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.20	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.21	Leases

(a)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Payments made under operating leases are charge to profit or loss on a straight-line basis over the period of lease.

Leases where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.22	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Company.

2.23	Revenue Recognition

From January 1, 2018, the Company has applied Korean IFRS 1115 Revenue from Contracts with Customers.

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. With the application of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Allocation the transaction price and Revenue recognition

With the application of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Company incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.24	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.25	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The separate financial statements 2018 were approved for issue by the Board of Directors on February 12, 2019 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Estimated Goodwill Impairment

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

For remainder of Notes, please refer to the Independent Auditor’s Report filed with SEC as a 6-K on March 11, 2019.

Agenda No.  2

Amendment of Articles of Incorporation

Pursuant to Act on Electronic Registration of Stocks, Bonds, etc., approval of Amendment of the Articles of Incorporation is requested.

Background

The Act on Electronic Registration of Stocks, Bonds, etc. (the “Act”), which is to come into effect on September 16, 2019. Amendment to the Articles of Incorporation is requested for shareholders’ approval to provide basis for KT’s compliance with the Act.

Details of Amendment of the Articles of Incorporation are as follows:

Before Amendment	After Amendment	Purpose

Article 6. (Par Value and Types of Shares and Shares Certificates)	Article 6. (Par Value and Types of Shares and Electronic registration of Rights to be indicated on Share certificates and Subscription right certificates)	Amended to remove types of share certificates and include electronic registry of both share certificates and subscription right certificates to comply with the requirement on electronic registration

(2) Share certificates shall be in eight (8) denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1000) and ten thousand (10,000) shares.	(2) Rights to be indicated on share certificates and subscription right certificates shall be electronically registered in the electronic register of electronic registry instead of having the share certificates and subscription right certificates issued.

Before Amendment	After Amendment	Purpose

Article 13. (Report of Names, Addresses and Seals of Shareholders)	Article 13. <Void>	Amended to reflect removal of requirement to report information, including names, addresses; and seals to the transfer agent

(1) Shareholders and registered pledgees shall report their names, addresses, and seals to the transfer agent referred to in Article 12. Any changes thereto shall also be reported.

(2) Shareholders and registered pledgees who reside in foreign countries shall appoint and report the place where, and an agent to whom, notices will be given in Korea. Any changes there to shall also be reported.

Before Amendment	After Amendment	Purpose

<New>	Article 16-2. (Electronic registration of Rights to be indicated on Bonds and Subscription Warrants)	Amended to reflect electronic registry of both bonds and subscription warrants to comply with the requirement on electronic registration

Rights to be indicated on bonds and subscription warrants shall be registered in the electronic register of electronic registry instead of having the bonds and subscription warrants issued, provided that such bonds may be issued without new electronic registration thereof to the extent such bonds are not required to be electronically registered under the provision of Article 25 (1) of the Act on Electronic Registration of Stocks, Bonds, Etc.

Article 17. (Applicable Provisions regarding Issuance of Bonds)	Article 17. (Applicable Provisions regarding Issuance of Bonds)

The provisions of Articles 12 and 13 shall apply mutatis mutandis to the issuance of bonds.	The provisions of Articles 12 shall apply mutatis mutandis to the issuance of bonds.

Before Amendment	After Amendment	Purpose

<New>

ADDENDUM

These Articles of Incorporation shall become effective as of the date of the resolution of the General Meeting of Shareholders. Notwithstanding the foregoing, Clause 2 of Article 6, Article 13, Article 16-2 and Article 17, shall be amended and become effective as soon as the relevant legislation on Electronic Registration of Stocks, Bonds, Etc. comes into effect.

Amended to add effective date of amended Articles of Incorporation as of date of the resolution of the Annual General Meeting of Shareholder despite relevant legislation on Electronic Registration becomes effective later than the date of the AGM

Agenda No.  3

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors), Article 542-8(Appointment of Outside Directors) of Commercial Code, Article 25(Election of the Representative Director and Directors), and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 37th Annual General Meeting of Shareholders, two (2) Inside Directors and two (2) Outside Directors shall be elected. Mr. Chang-Gyu Hwang, the CEO and President of KT, nominated two (2) Inside Director Candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended two (2) Outside Director candidates.

Biographies of candidates are as follows:

<Agenda Item No. 3-1, Inside Director Candidate>

Mr. In Hoe Kim

• Date of birth: June 25, 1964

• Person nominating said candidate: CEO and President (with the consent of Board of Directors)

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 4,386

• Term of office: March 29, 2019 to the 2020 AGM (one year)

• Present occupation: Head of Corporate Planning Group, KT

• Education

• 1989	M.B.A., Korea Advanced Institute of Science and Technology

• 1987	B.A., International Economics, Seoul National University

• Professional associations

• 2018 – Present	Head of Corporate Planning Group, President, KT Corporation

• 2015 – 2018	Head of CEO Office, Senior Executive Vice President, KT Corporation

• 2014 – 2015	Head of Group Strategy Department, CEO Office, Executive Vice President, KT Corporation

• 2014 – 2014	Head of Financial Management Office, Corporate Planning Group, Executive Vice President, KT Corporation

• 2013 – 2014	Senior Vice President, Samsung Electronics

• 2010 – 2013	Head of Accounting Department, Senior Vice President, Samsung Corning Corporation / Samsung Heavy Industries Corporation

• 2005 – 2009	Head of Management Support Office, Samsung Electronics, Japan

<Agenda Item No. 3-2, Inside Director Candidate>

Mr. Dongmyun Lee

• Date of birth: October 15, 1962

• Person nominating said candidate: CEO and President (with the consent of Board of Directors)

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 5,012

• Term of office: March 29, 2019 to the 2020 AGM (one year)

• Present occupation: Head of Future Platform Business Group at KT Corporation

• Education

• 1991	Ph.D., Electrical Engineering, Korea Advanced Institute of Science and Technology

• 1987	M.S., Electrical Engineering, Korea Advanced Institute of Science and Technology

• 1985	B.S., Electrical Engineering, Seoul National University

• Professional associations

• 2018 – Present	Head of Future Platform Business Group, President, KT Corporation

• 2014 – 2018	Head of KT R&D Center

• 2011 – 2013	Head of Technology Strategy and Head of Infra Laboratory, KT R&D Center

• 2009 – 2010	Head of FI (Fast Incubator), Enterprise Customer Group, KT Corporation

• 2008 – 2009	Head of New Business Development TFT, KT Corporation

• 2005 – 2007	Head of Broadband Convergence Network (BcN), KT Corporation

• 2003 – 2005	Head of Technology Strategy Team, KT Corporation; Secondment to MIT

<Agenda Item No. 3-3, Outside Director Candidate>

Mr. Sung, Taeyoon

• Date of birth: February 13, 1970

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: -

• Term of office: March 29, 2019 to the 2022 AGM (three years)

• Present occupation: Professor of School of Economics, Yonsei University

• Education

• 2002	Ph.D., Economics, Harvard University

• 1997	M.A., Economics, Yonsei University

• 1995	B.A., Economics, Yonsei University

• Professional associations

• 2019 – Present	Korea Broadcasting System (KBS), News Commentator

• 2018 – Present	Dean, Underwood International College, Yonsei University

• 2018 – Present	Board of Directors Member, The Korean Association of Public Finance

• 2017 – Present	Board of Directors Member, Korea Money and Finance Association

• 2016 – Present	Editorial Board Member, Korean Economic Review, Korean Economic Association

• 2015 – 2019	Committee Member, Research Committee on Corporate Governance, Korea Corporate Governance Service

• 2007 – Present	Associate Professor, School of Economics, Yonsei University

• 2004 – 2007	Assistant Professor, Graduate School of Management, KAIST

• Reason for recommendation:

With a diverse range of professional experience, Mr. Sung’s insights into and advice regarding global economy and business environment are valuable assets in areas of both global and New ICT businesses, as KT is transforming into a global leading platform service provider. Mr. Sung’s expertise on corporate governance is expected to further enhance KT’s corporate governance structure; therefore, he is recommended as a candidate.

<Agenda Item No. 3-4, Outside Director Candidate>

Mr. Hee-Yol Yu

• Date of birth: January 12, 1947

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: -

• Term of office: March 29, 2019 to the 2022 AGM (three years)

• Present occupation: Chair- Professor, Pusan University

• Education

• 1996	Ph.D., Politics and Science & Technology Policy Making, Korea University

• 1982	M. Phil., Technology Innovation Science Policy Research Unit, Sussex University

• 1969	M.A., Public Administration, Seoul National University

• 1965	B.A., Liberal Arts and Sciences, Seoul National University

• Professional associations

• 2012 – Present	Board Chairperson, Korea Carbon Capture & Sequestration R&D Center

• 2009 – Present	Chair-Professor, Pusan National University

• 2012 – 2017	Chairman, Korea Edge Technology & Management Development Center

• 2005 – 2006	Committee Member, Technology Transfer and Business Policy Council in the Ministry of Commerce, Industry and Energy

• 2004 – 2006	President, Korea Institute of S &T Evaluation and Planning

• 2001 – 2002	Vice Minister of the Ministry of Science & Technology

• Reason for recommendation:

Over 30 years of professional experience in the fields of science and technology, Mr. Yu’s knowledge and advice are essential to understanding new ICT technologies, including AI and Big Data. Mr. Yu’s insights about new ICT technologies are valuable assets for KT’s goal to establish a strong market presence in the upcoming 5G era.

• Board of Directors after AGM

1) BOD Members

Before AGM	After AGM
• Inside Directors

Chang-Gyu Hwang, the CEO & President	Chang-Gyu Hwang, the CEO & President

Hyeon Mo Ku	In Hoe Kim

Seong Mok Oh	Dongmyun Lee

• Outside Directors

Jong-Gu Kim*	Jong-Gu Kim*

Gae Min Lee	Gae Min Lee

Il Im*	Il Im*

Suk-Gwon Chang*	Suk-Gwon Chang*

Kim, Dae-you	Kim, Dae-you*

Lee, Gang-Cheol	Lee, Gang-Cheol

Do Kyun Song	Sung, Taeyoon

Sang Kyun Cha*	Hee-Yol Yu

*	Members of Audit Committee
Refers to directors who are new candidates for KT Board of Directors

2) Biographies of Current Directors

Do Kyun Song

Date of Birth	September 20, 1943

Current Position	Senior Advisor, Bae, Kim & Lee LLC

Percentage of BOD Meeting Attendance	91%
Professional History - Standing Commissioner, Korea Communications Commission - Chaired Professor, Sookmyung Women’s University

Kim, Dae-you

Date of Birth	July 21, 1951

Current Position	Outside Director, DB Life Insurance Co., Ltd.

Percentage of BOD Meeting Attendance	100%

Professional History - Vice Chairman, Wonik Investment Partners - Affairs Professor, Hanyang University

Sang Kyun Cha

Date of Birth	February 19, 1958

Current Position	Professor, Department of Electrical and Computer Engineering, Seoul National University

Percentage of BOD Meeting Attendance	100%
Professional History - General Chair of IEEE International Conference on Data Engineering 2015 - Director of Big Data Institute, Seoul National University

Jong-Gu Kim

Date of Birth	July 7, 1941

Current Position	Corporation lawyer of New Dimension Law Group

Percentage of BOD Meeting Attendance	100%
Professional History - The 46th Minister of Ministry of Justice - Director of the Seoul High Prosecutors’ Office - The 35th Vice-Minister of Ministry of Justice

Gae Min Lee

Date of Birth	November 1, 1946

Current Position	—

Percentage of BOD Meeting Attendance	100%

Professional History

- Advisor, Korea Industrial Development Institute

- Director, Korea News Editors’ Association Fund Councilor, National Economic Advisory Council

- Editor-in-chief, Senior Managing Director, The Korea Economic Daily

Il Im

Date of Birth	March 20, 1966

Current Position	Professor, Business Administration of Yonsei University

Percentage of BOD Meeting Attendance	100%

Professional History - President, Korea Society of Management Information System - Vice President, Korea Automobile Manufacturers Association

Suk-Gwon Chang

Date of Birth	February 21, 1956

Current Position	Dean, School of Business, Hanyang University

Percentage of BOD Meeting Attendance	100%

Professional History

- Professor of MIS and Telecommunications, School of Business Hanyang University

- President, The Korean Operations Research and Management Science Society (KORMS)

- Chairman, Korea Association for Telecommunications Policies

Lee, Gang-Cheol

Date of Birth	May 06, 1947

Current Position	Non-standing Auditor, UltraV Co., Ltd.

Percentage of BOD Meeting Attendance	100%

Professional History - Advisor, K4M Co., Ltd. - Presidential Special Aide for Political Affairs

*	Percentage of BOD Meeting attendance is calculated over 2018

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Inside Directors	Chang-Gyu Hwang	Jan. 2014	Mar. 2017	AGM 2020
	In Hoe Kim	Mar. 2019*	Mar. 2019*	AGM 2020*
	Dongmyun Lee	Mar. 2019*	Mar. 2019*	AGM 2020*

Outside Directors	Jong-Gu Kim	Mar. 2014	Mar. 2017	AGM 2020
	Suk-Gwon Chang	Mar. 2014	Mar. 2018	AGM 2020
	Gae Min Lee	Mar. 2017	Mar. 2017	AGM 2020
	Il Im	Mar. 2017	Mar. 2017	AGM 2020
	Kim, Dae-you	Mar. 2018	Mar. 2018	AGM 2021
	Lee, Gang-Cheol	Mar. 2018	Mar. 2018	AGM 2021
	Sung, Taeyoon	Mar. 2019*	Mar. 2019*	AGM 2022*
	Hee-Yol Yu	Mar. 2019*	Mar. 2019*	AGM 2022*

*	implies the date under the assumption of approval of election at the 37th AGM.
Refers to directors who are new candidates for KT Board of Directors

Agenda Item No.  4

Election of member of Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors.

At this Annual General Meeting of Shareholders, one (1) member of the Audit Committee will be elected.

Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,354,343 shares) are not entitled to any voting rights exceeding the “3% limit”.

Biography of the candidate is as follows:

<Agenda Item No. 4-1, Member of Audit Committee Candidate>

Mr. Kim, Dae-you

• Date of birth: July 21, 1951

• Person nominating said candidate: Board of Directors

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: -

• Term of office: March 29, 2019 to the 2021 AGM (two years)

• Present occupation: Outside Director, DB Life Insurance Co., Ltd.

• Education

• 1993	MA, Public Policy & Administration, University of Wisconsin

• 1977	MA Completed, Graduate School of Public Administration

• 1975	BA, International Trade, Seoul National University

• Professional associations

• 2018 – Present	Outside Director, DB Life Insurance Co., Ltd.

• 2010 – 2016	Vice Chairman, Wonik Investment Partners

• 2010 – 2013	Affairs Professor, Hanyang University

• 2008 – 2010	Chair-Professor, Kangwon Univ. / Research Fellow, KDI

• 2007 – 2008	Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level)

• 2006 – 2007	The 9th Director, National Statistical Office (Vice Minister Level)

• Reason for recommendation:

With 30 years of experience in finance/economics, Mr. Kim actively shared his insights at meetings of both board of directors and associated committee during the 37th fiscal year. Mr. Kim’s expertise in fields of finance and accounting is a valuable asset in enhancing objectivity and fairness of both finance and audit areas within KT; therefore, he is recommended as a candidate.

Agenda Item No.  5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Outside Directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives, and provision for severance payment and allowance.

The Limit on Remuneration of Directors for 2019 proposed by the BOD is KRW 5.8 billion, which is 0.7 billion less than last year.